Exhibit 99.1

CANEX METALS INC.

SUITE 1620, 734 - 7TH AVENUE S.W., CALGARY, ALBERTA, T2P 3P8

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE: 25-14	December 10, 2025

Trading Symbol:	TSX Venture-CANX

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CANEX METALS ANNOUNCES $3 MILLION STRATEGIC FINANCING WITH ERIC FIER AS LEAD INVESTOR AND EXTENDS ITS OFFER TO PURCHASE THE SHARES OF GOLD BASIN RESOURCES

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to announce a C$3 million financing (the “Financing”) led by a strategic investment from Mr. N. Eric Fier. Mr. Fier is a mining industry leader with a track record of significant discoveries, project development, financings, and mine constructions with subsequent successful production (both open pit and underground). He along with his team have, over the last 10 years, generated approximately C$2.5 billion of shareholder equity value including two successful takeover deals. The Financing is intended to remove financial risk around the Company’s Offer (the “Offer”) to acquire all of the issued and outstanding common shares of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) and demonstrate the Company’s ability to fund expedited exploration and development of a consolidated oxide gold district in Northern Arizona. The Company will extend the Offer to 5:00 p.m. (Toronto time) on January 9, 2026 to allow for the completion of the Financing and provide the shareholders of Gold Basin an additional opportunity to fully evaluate the Offer in light of the Financing.

Highlights:

•	Mr. Eric Fier is a lead order in the Financing and will become an insider of CANEX, bringing his ownership above 9.9% of the Company

•	CANEX will issue up to 20,000,000 common shares (the “Common Shares”) at a price of $0.15 per Common Share for gross proceeds of up to $3,000,000

•	The Financing is intended to remove financial risk related to the Company’s Offer to acquire all of the issued and outstanding shares of Gold Basin, and demonstrate the Company’s access to capital on favourable terms, and the ability to fund exploration and development of a consolidated oxide gold district in Northern Arizona

•	The Offer deadline will be extended to 5:00 p.m. (Toronto time) on January 9, 2026 to allow for the closing of the Financing and provide the shareholders of Gold Basin an additional opportunity to fully evaluate the Offer in light of the Financing

•	The Financing price represents a significant implied premium of 97% for Gold Basin shareholders compared to the last closing price of Gold Basin shares prior to the British Columbia Securities Commission imposing a cease-trade order on May 6, 2025 (the “Cease-Trade Order”). The CANEX Offer is the only path before Gold Basin Shareholders that offers certain liquidity and value. The board and management of Gold Basin have collapsed, and no attempt has been made to put forward a plan and timeline to regain regulatory compliance.

•	CANEX has released a new video presentation outlining its projects, the advantages of consolidating the Arizona district, and highlighting superior value for Gold Basin shareholders in the CANEX Offer relative to current alternatives <Video Presentation link>

Shane Ebert, President of CANEX and a member of the Company’s board, commented: “We are delighted to welcome Eric as a major shareholder and financial backer of CANEX. This is a strong endorsement of our efforts to consolidate the Arizona oxide gold district and an important new milestone for our company. This investment highlights and underscores the opportunity for shareholders of both CANEX and Gold Basin to attract quality interest from mining professionals who have achieved great success in our industry, and develop a compelling new oxide gold project that has both premium grades and scale.”

Mr. Eric Fier commented: “I have been personally involved in CANEX since 2020 and followed the success of exploration at its Gold Range Project. The team has been diligent in identifying a large gold mineralized system across their property and beyond. I believe my support and investment can help the Company move forward and I am particularly excited to contribute to the Company’s vision of consolidating with Gold Basin and advancing the district which shows strong potential to host a large-scale bulk tonnage oxide gold deposit“.

N. Eric Fier, CPG, P.Eng

Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) that has achieved great success in the mining sector and has extensive experience in discovery, development, exploration, mine finance, and “on time on budget” construction and production in a career that spans over 35 years. Mr. Fier served as Chief Executive Officer (CEO) and Director of SilverCrest Metals Inc. until Coeur Mining Inc.’s acquisition of SilverCrest, including the high- grade silver and gold Las Chispas Mine, in February 2025 for approximately US$1.7 billion. From 2002 to 2015, Mr. Fier was CEO and Director of SilverCrest Mines Inc. which delineated the Santa Elena silver and gold mine in Mexico and subsequently sold the company in 2015 to First Majestic Silver Corp. for an estimated C$154 million or approximately 25% shareholder ownership in First Majestic. He is currently a Director of Coeur Mining, Inc. and Chairman of Mako Mining Corp.

Terms of Financing

CANEX is pleased to announce a non-brokered Financing of up to 20,000,000 Common Shares at a price of $0.15 per Common Share for gross proceeds of up to $3,000,000. The shares will be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. The Financing is subject to TSX Venture Exchange approval. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the subject matter of the Financing does not exceed 25% of the market capitalization of the Company as calculated in accordance with MI 61-101. In connection with the Offering, finder’s fees might be paid to certain eligible arm’s-length finders. Proceeds of the Financing will be used to advance the district consolidation opportunity, for exploration at the Company’s Gold Range and Louise projects, and for general working capital.

Message to Gold Basin Shareholders

The endorsement of CANEX by another investor with an impressive track record in Mr. Fier and his strong financial backing derisks our proposal to consolidate the Arizona district and exposes CANEX to new high-quality investors and new financial opportunities which can increase our ability to fast-track development.

The Financing price represents an implied premium of 97% to the last closing price of Gold Basin shares prior to the imposition of the Cease-Trade Order. The substantial premium offered by CANEX is even higher when considering the ongoing value destruction at Gold Basin since the Cease-Trade Order, the high level of debt accumulated, and the multiple legal actions faced by Gold Basin that cannot be reflected with the cease trade order in place. We strongly advise Gold Basin shareholders to support our Offer which is the only sure path to liquidity and solvency, and an opportunity to become part of a large consolidated district with a very bright future.

A video presentation highlighting the advantages of consolidating the Arizona district and showing the superior value CANEX is offering to Gold Basin shareholders relative to other alternatives is available on our website (Video Presentation link).

Gold Basin shareholders with question or who need assistance tendering their shares should contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States), or 1-416-304-0211 (collect call outside of Canada and the United States), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Extension of the Offer

The Offer will be extended to 5:00 p.m. (Toronto time) on January 9, 2026 to allow CANEX to complete the Financing and provide the shareholders of Gold Basin an additional opportunity to fully evaluate the Offer in light of the Financing.

An advertisement with respect to the extension of the Offer will appear in the Thursday, December 11, 2025 edition of The National Post. A notice of variation, change and extension (the “Notice of Variation and Change”) with respect to the Offer will be mailed to the securityholders of Gold Basin in the coming days. The Notice of Variation and Change will also be available under Gold Basin’s profile on SEDAR+ at www.sedarplus.com and on CANEX’s website at www.canexmetals.ca and will be filed with the applicable securities regulatory authorities in Canada and the U.S. Securities and Exchange Commission in the United States.

In addition to the extension of the Offer, the Notice of Variation and Change will include updates to the information set forth in CANEX’s original offer and accompanying take-over bid circular dated August 28, 2025 (the “Original Offer and Circular”).

Copies of the Original Offer and Circular are, and copies of the Notice of Variation and Change will be, available without charge from Laurel Hill Advisory Group, acting as the information agent for the Offer.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona.  With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert, President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web:  http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. Notice

This Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer materials. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “believe”, “intended”, “risk”, “opportunity” and similar expressions, are forward- looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the terms of the Financing and the use of proceeds of the Financing; TSX Venture Exchange and regulatory approval of the Financing; whether finder’s fees will be paid in connection with the Financing; the Offer; Gold Basin shareholders’ support for the Offer; the anticipated successful completion of the Offer; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their Shares to the Offer; whether Gold Basin will regain regulatory compliance; the Company’s ability to fund exploration and development of a consolidated oxide gold district in Northern Arizona; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; and those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward- looking statements.